FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Summarised audited financial results for the quarter ended June 30, 2004
2.	Press Release dated July 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: July 23, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
 Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS
				(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended March 31, 2004
		June 30, 2004	June 30, 2003

1.	Interest earned (a)+(b)+(c)+(d)	2,195.78	2,294.74	9,002.39
	a) Interest/discount on advances/bills	1,585.79	1,568.85	6,073.85
	b) Income on investments	501.63	639.44	2,540.09
	c) Interest on balances with Reserve Bank of India and other
	interbank funds	68.03	52.11	210.64
	d) Others	40.33	34.34	177.81

2	Other income	657.71	643.81	3,064.92
	A) TOTAL INCOME (1) + (2)	2,853.49	2,938.55	12,067.31

3	Interest expended	1,565.23	1,840.21	7,015.25

4	Operating expenses (e) + (f) + (g)	732.42	593.90	2,571.23
	e) Payments to and provisions for employees	166.91	119.42	546.06
	f) Direct marketing agency expenses	84.32	57.91	293.70

	g) Other operating expenses	481.19	416.57	1,731.47

	B) TOTAL EXPENDITURE (3) + (4)
	(excluding provisions and contingencies)	2,297.65	2,434.11	9,586.48

5	OPERATING PROFIT (A-B)
	(Profit before provisions and contingencies)	555.84	504.44	2,480.83

6	Other provisions and contingencies	45.84	123.69	578.62

7	Provision for taxes

	a) Current period tax	152.53	54.74	271.99

	b) Deferred tax adjustment	(73.27)	(14.19)	(6.88)

8	Net profit (5-6-7)	430.74	340.20	1,637.10

9	Paid-up equity share capital (face value Rs. 10/-)	731.39	612.67	616.40

10	Reserves excluding revaluation reserves	10,847.52	6,660.91	7,394.16

11	Analytical ratios	- -	- -	- -

	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	15.21%	11.15%	10.36%
	(iii) Earnings per share for the period (not annualised for quarter) (in
	Rs.) (basic)	6.11	5.55	26.66
	(iv) Earnings per share for the period (not annualised for quarter) (in
	Rs.) (diluted)	6.05	5.54	26.44

12	Aggregate of non-promoter shareholding
	• No. of shares	73,38,97,857	61,30,35,974	61,63,91,905
	• Percentage of shareholding	100	100	100

13	Deposits	66,779.91	53,853.17	68,108.58

14	Advances	65,266.01	54,379.91	62,095.52

15	Total assets	1,26,138.18	1,09,841.08	1,25,228.87

Notes
1.	The financials have been prepared in accordance with Accounting Standard 25 (“AS”) on “Interim Financial Reporting”.
2.	Pursuant to the public issue of equity shares in April 2004, the Bank had on April 21, 2004 allotted 108,928,571 equity shares of the face value of Rs.10/- each at a price of Rs. 280/- per share. Of these, 100,157,271 equity shares were fully paid-up and 8,771,300 were partly paid-up (Rs. 5/- towards face value and Rs. 145/- towards share premium). A Call Notice dated May 31, 2004 was issued to the holders of partly paid-up equity shares to pay the balance call money of Rs. 130/- on or before June 23, 2004. Further, the Bank had on May 24, 2004 allotted 6,992,187 equity shares of the face value of Rs. 10/- each at a price of Rs. 280/- per share pursuant to the exercise of the Green Shoe Option in the public issue. The Board of Directors of the Bank at its Meeting held on April 30, 2004 had recommended a dividend of Rs. 7.50 per equity share (75%) for the year ended March 31, 2004. The Board at its Meeting held today recommended that only proportionate dividend for the financial year ended March 31, 2004 be paid on equity shares on which calls are in arrears.
3.	For the quarter ended June 30, 2004, the Bank allotted 1,585,194 equity shares pursuant to exercise of employee stock options.
4.	Pursuant to the delisting applications made by the Bank, the equity shares of the Bank have been delisted from The Calcutta Stock Exchange Association Limited, The Delhi Stock Exchange Association Limited and Madras Stock Exchange Limited. The equity shares and bonds of the Bank have been delisted from the Vadodara Stock Exchange Limited. The equity shares and bonds would continue to be listed on The Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India Limited (NSE).
5.	The Bank enters into rupee derivative transactions as part of its trading operations. Given the growing derivatives market and the Bank’s increasing volumes in this activity, the Bank recognises the mark-to-market impact of this portfolio (net of provisions) in its profit and loss account, effective the quarter ended June 30, 2004. This had a positive impact of Rs. 28.99 crore on the profit after tax.
6.	As required by limited revision to AS 27 “Financial Reporting of Interests in Joint Ventures”, effective April 1, 2004 the Bank has accounted for its joint ventures (ICICI Lombard General Insurance Company Limited & ICICI Prudential Life Insurance Company Limited) under full consolidation method instead of proportionate consolidation method.
7.	Status of equity investors’ complaints for the quarter

Opening balance	Additions	Disposals	Closing balance *
2	4125	4121	6
*Of these, 2 have since been resolved. The above figures include complaints relating to Public issue in April 2004.
8.	Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on July 23, 2004.

Place: Mumbai	Kalpana Morparia
Date: July 23, 2004	Deputy Managing Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF
ICICI BANK LIMITED AND ITS SUBSIDIARIES

				(Rs. in crore)

		Three months ended		Year ended March 31, 2004
Sr. No.	Particulars	June 30, 2004	June 30, 2003

1.	Interest earned (a)+(b)+(c)+(d)	2,293.93	2,383.46	9,352.67
	a) Interest/discount on advances/bills	1,632.18	1,594.86	6,198.91
	b) Income on investments	547.80	701.75	2,753.74
	c) Interest on balances with Reserve Bank of India and other
	interbank funds	68.92	52.99	219.39
	d) Others	45.03	33.86	180.63

2.	Other income	1,206.56	867.88	4,553.02
	A) TOTAL INCOME (1) + (2)	3,500.49	3,251.34	13,905.69

3.	Interest expended	1,621.15	1,880.49	7,167.66

4.	Operating expenses (e) + (f)	1,342.56	837.78	4,193.42
	e) Payments to and provisions for employees	228.95	149.85	710.66
	f) Other operating expenses	1,113.61	687.93	3,482.76

	B) TOTAL EXPENDITURE (3) + (4)
	(excluding provisions and contingencies)	2,963.71	2,718.27	11,361.08

5.	OPERATING PROFIT (A-B)
	(Profit before provisions and contingencies)	536.78	533.07	2,544.61

6.	Other provisions and contingencies	51.73	125.08	625.14

7.	Provision for taxes
	a) Current period tax	163.36	86.25	349.00
	b) Deferred tax adjustment	(72.49)	(15.08)	(9.16)

8.	Share of (profits)/losses of minority shareholders	(5.39)	(0.07)	(0.75)

9.	Net profit (5-6-7-8)	399.57	336.89	1,580.38

10.	Paid-up equity share capital (face value Rs. 10/-)	731.39	612.67	616.40

11.	Analytical ratios

	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	5.67	5.49	25.73

	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	5.61	5.49	25.52

CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

				(Rs. in crore)

		Three months ended		Year ended March 31, 2004
Sr. No.	Particulars	June 30, 2004	June 30, 2003

1.	Segment revenue
a	Consumer and commercial banking	2547.31	2,424.65	9,705.23
b	Investment banking	636.27	904.83	3,914.03
c	Others	578.69	201.92	1,391.33
	Total	3,762.27	3,531.40	15,010.59
	Less: Inter segment revenue	(261.78)	(280.06)	(1,104.90)
	Income from Operations	3,500.49	3,251.34	13,905.69

2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	459.52	322.61	1,314.89
b	Investment banking	91.68	228.84	1,362.50
c	Others	(4.82)	(18.38)	(107.18)
	Total	546.38	533.07	2,570.21

3.	Provisions
a	Consumer and commercial banking	85.50	124.72	580.32
b	Investment banking	(39.16)	0.29	44.07
c	Others	..	..	..
	Total	46.34	125.01	624.39

4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	374.02	197.89	734.57
b	Investment banking	130.84	228.55	1,318.43
c	Others	(4.82)	(18.38)	(107.18)
	Total profit before tax	500.04	408.06	1,945.82
	Unallocated	9.60	..	25.60
	Tax	90.87	71.17	339.84
	Profit after tax	399.57	336.89	1,580.38

5.	Capital employed (i.e. segment assets – segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(16,567.72)	(15,841.42)	(20,234.47)
b	Investment banking	25,114.12	21,135.53	25,300.39
c	Others	408.31	211.02	376.15
	Total	8,954.71	5,505.13	5,442.07

Place: Mumbai	Kalpana Morparia
Date: July 23, 2004	Deputy Managing Director

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 23, 2004

Performance Review – Quarter ended June 30, 2004: 34% year-on-year growth in profit before tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2004 (Q1-2005). The Board also approved the audited consolidated accounts for the period.

Highlights

  Net interest income increased 39% to Rs. 631 crore (US$ 137 million) for Q1-2005 from Rs. 455 crore (US$ 99 million) for the quarter ended June 30, 2003 (Q1-2004).
  Fee income increased 77% to Rs. 418 crore (US$ 91 million) for Q1-2005 from Rs. 236 crore (US$ 51 million) for Q1-2004.
  Core operating profit i.e. profit before treasury gains, provisions and tax increased 90% to Rs. 463 crore (US$ 101 million) for Q1-2005 from Rs. 244 crore (US$ 53 million) for Q1-2004.
  Profit before tax increased 34% to Rs. 510 crore (US$ 111 million) for Q1-2005 from Rs. 381 crore (US$ 83 million) for Q1-2004.
  Profit after tax increased 27% to Rs. 431 crore (US$ 94 million) for Q1-2005 from Rs. 340 crore (US$ 74 million) for Q1-2004.
  Retail assets increased 62% to Rs. 36,583 crore (US$ 7.9 billion) at June 30, 2004 from Rs. 22,535 crore (US$ 4.9 billion) at June 30, 2003.

Record date for dividend

The Board at its meeting on April 30, 2004 had recommended a dividend on equity share capital of 75% for the year ended March 31, 2004 (FY2004) subject to approval of Reserve Bank of India (RBI) and of the shareholders. The approval of RBI has been received. The Board today set September 4, 2004 as the record date for payment of dividend. Shareholder approval for dividend will be sought at the Annual General Meeting on September 20, 2004.

Operating review

Credit growth

The Bank maintained its growth momentum in the retail segment. The Bank’s home loan disbursements during Q1-2005 were Rs. 3,855 crore (US$ 838 million). Retail assets constituted 56% of advances and 50% of customer assets. The Bank continued to leverage its credit capabilities and distribution network to maintain its leadership position in asset origination, while also securitising a part of its portfolio to optimise resource and capital utilisation. During Q1-2005, sell-down/ securitisation of assets was about Rs. 4,000 crore (US$ 870 million).

Shift towards more stable funding mix

Total deposits increased 24% to Rs. 66,780 crore (US$ 14.5 billion) at June 30, 2004 from Rs. 53,853 crore (US$ 11.7 billion) at June 30, 2003. Savings and current account deposits constituted 23% of total deposits. During Q1-2005, the Bank repaid Rs. 1,800 crore (US$ 391 million) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At June 30, 2004, deposits constituted 64% of the Bank’s funding compared to 57% at June 30, 2003. The Bank’s average cost of deposits for Q1-2005 was 4.5% compared to 6.0% for Q1-2004.

International banking

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. The Bank initiated relationships for remittances with two banks in Saudi Arabia and made a soft launch of direct banking in Canada, leveraging its technology capabilities in Internet and phone banking. The Bank’s offshore branch in Bahrain and representative offices in South Africa and Bangladesh will be launched during the year.

Capital adequacy

During the quarter, the Bank made a public issue of equity shares aggregating Rs. 3,246 crore (US$ 706 million). The Bank’s capital adequacy at June 30, 2004 was 15.21% (including Tier-1 capital adequacy of 9.36%), well above RBI’s requirement of 9.0%.

Asset quality

The Bank’s net restructured assets at June 30, 2004 were Rs. 7,264 crore (US$ 1.6 billion), down from Rs. 10,491 crore (US$ 2.3 billion) at June 30, 2003. At June 30, 2004, the Bank’s net non-performing assets constituted 2.7% of customer assets against 4.9% at June 30, 2003.

Audited consolidated accounts

The consolidated profit after tax was Rs. 400 crore (US$ 87 million) in Q1-2005 compared to Rs. 337 crore (US$ 73 million) in Q1-2004.

ICICI Lombard General Insurance Company (ICICI Lombard) earned an underwriting profit of Rs. 21 crore (US$ 4.6 million), and achieved a profit after tax of Rs. 20 crore (US$ 4.3 million) in Q1-2005, compared to an underwriting profit of Rs. 1 crore (US$ 0.2 million) and profit after tax of Rs. 6 crore (US$ 1.3 million) for Q1-2004. ICICI Lombard maintained its leadership position among private sector general insurance companies.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 30 crore (US$ 6 million) on the Bank’s reported consolidated profit after tax in Q1-2005 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q1-2005 was Rs. 60 crore (US$ 13 million) compared to a full year unaudited NBAP of Rs. 204 crore (US$ 44 million) for FY2004. NBAP represents the present discounted value of future profit streams from new policies written by the company during the year, calculated on the basis of certain assumptions as to mortality and other parameters. Internationally, life insurance companies are valued as a multiple of their NBAP.

Summary Profit and Loss Statement

				Rs. crore

	Q1-2004	Q1-2005	Growth %	FY 2004
NII	455	631	39%	1,987
Non-interest income	383	565	47%	1,751
- Fee income	236	418	77%	1,175
- Lease income	112	103	(8%)	422
- Others	35	44	26%	154
Core operating income	838	1,196	43%	3,738
Operating expense	463	564	22%	1,999
Other DMA expense	58	85	47%	293
Lease depreciation	73	84	15%	279
Core operating profit	244	463	90%	1,166
Treasury income	261	93	(64%)	1,314
Provisions	124	46	(63%)	579
Profit before tax	381	510	34%	1,902
Tax	41	79	93%	265
Profit after tax	340	431	27%	1,637

Note: The Bank enters into rupee derivative transactions as part of its trading operations. Given the growing derivatives market and the Bank’s increasing volumes in this activity, the Bank recognises the mark-to-market impact of this portfolio (net of provisions) in its profit and loss account, effective Q1-2005. This had a positive impact of Rs. 29 crore on the profit after tax.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com. For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.

4